CUSIP No. 291005 10 6	Schedule 13D	Page 1 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 14)

EMERITUS CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

291005 10 6

(CUSIP Number)

with a copy to:

Daniel R. Baty	Andrew Bor
Columbia Pacific Capital Management, Inc.	Perkins Coie LLP
1910 Fairview Avenue East, Suite 500	1201 Third Avenue, Suite 4900
Seattle, Washington 98102	Seattle, Washington 98101
(206) 728-9063	(206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 291005 10 6	Schedule 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Daniel R. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
14	TYPE OF REPORTING PERSON IN

CUSIP No. 291005 10 6	Schedule 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Stanley L. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
14	TYPE OF REPORTING PERSON IN

CUSIP No. 291005 10 6	Schedule 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Brandon D. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
14	TYPE OF REPORTING PERSON IN

CUSIP No. 291005 10 6	Schedule 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON B.F., Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
14	TYPE OF REPORTING PERSON PN

CUSIP No. 291005 10 6	Schedule 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Columbia-Pacific Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
14	TYPE OF REPORTING PERSON CO

CUSIP No. 291005 10 6	Schedule 13D	Page 7 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, $.0001 par value per share (the “Common Stock”), of Emeritus Corporation (the “Company”) previously owned by the entities and individuals as set forth under Item 5.

The principal executive offices of the Company are located at 3131 Elliott Avenue, Suite 500, Seattle, WA 98121.

Item 2.	Identity and Background.

This Schedule 13D relates to (i) Daniel R. Baty, (ii) Stanley L. Baty, (iii) Brandon D. Baty, (iv) B.F., Limited Partnership (“B.F.”) and (v) Columbia-Pacific Group, Inc. (“CPG”) (collectively, the “Reporting Persons”).

Daniel R. Baty is the sole director and shareholder of CPG, a Washington corporation, which is the general partner of B.F., a Washington limited partnership. Stanley L. Baty and Brandon D. Baty are officers of CPG. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are each also limited partners of B.F.

Until the Merger, as defined below in Item 5, Daniel R. Baty was Chairman of the Board of Directors of the Company. His principal business address is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102. Mr. Baty is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Stanley L. Baty was a director of the Company until the Merger and is a Vice President of CPG. His principal business address is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102. Mr. Baty is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Brandon D. Baty is President and Treasurer of CPG. His principal business address is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102. Mr. Baty is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CPG, a Washington corporation, is a holding company that invests primarily in the senior living industry. B.F., a Washington limited partnership, is also a holding entity with various venture capital

CUSIP No. 291005 10 6	Schedule 13D	Page 8 of 10 Pages

investments. The principal business address for both CPG and B.F. is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102. Neither CPG nor B.F. has during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Amendment No. 14 (this “Amendment”), as a result of the completion of the Merger, the Reporting Persons no longer beneficially own any Common Stock.

(b) As of the date of this Amendment, as a result of the completion of the Merger, the Reporting Persons no longer have the power to vote or direct the vote of any Common Stock.

(c) On July 31, 2014 (the “Merger Date”), pursuant to the agreement and plan of merger dated as of February 20, 2014 (the “Merger Agreement”), by and among the Company, Brookdale Senior Living Inc. (“Brookdale”) and Broadway Merger Sub Corporation (“Merger Sub”), a wholly owned subsidiary of Brookdale, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Brookdale (the “Merger”). Under the Merger Agreement, outstanding shares of Common Stock and outstanding stock options to purchase Common Stock were converted into the right to receive shares of Brookdale common stock (“Brookdale Stock”) (with cash payable in lieu of any fractional shares of Brookdale Stock), pursuant to the terms and conditions of the Merger Agreement. The foregoing description of the Merger and the Merger Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit 1 to this Amendment and is incorporated herein by reference in its entirety.

(i) On the Merger Date and pursuant to the Merger, Daniel R. Baty disposed of 1,167,915 shares of Common Stock in exchange for approximately 1,109,519 shares of Brookdale Stock, and disposed of stock options for 20,000 shares of Common Stock in exchange for approximately 5,137 shares of Brookdale Stock.

(ii) On June 18, 2014, Stanley L. Baty donated 35,268 shares of Common Stock as a bona fide gift. On the Merger Date and pursuant to the Merger, Stanley L. Baty disposed of 93,173 shares of Common Stock in exchange for approximately 88,514 shares of Brookdale Stock.

(iii) On March 18, 2014, Brandon D. Baty donated 110,000 shares of Common Stock as a bona fide gift.

CUSIP No. 291005 10 6	Schedule 13D	Page 9 of 10 Pages

(iv) On the Merger Date and pursuant to the Merger, B.F. disposed of 2,951,920 shares of Common Stock in exchange for approximately 2,804,324 shares of Brookdale Stock.

(v) On the Merger Date and pursuant to the Merger, the Baty 2014 Grantor Retained Annuity Trust, of which Stanley L. Baty and Brandon D. Baty are co-trustees, disposed of 1,657,504 shares of Common Stock in exchange for approximately 1,574,628 shares of Brookdale Stock.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of 5% or more of the Common Stock on July 31, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1: Agreement and Plan of Merger dated as of February 20, 2014, by and among the Company, Brookdale Senior Living Inc. and Broadway Merger Sub Corporation, a wholly owned subsidiary of Brookdale (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014 (File No. 001-14012)).

CUSIP No. 291005 10 6	Schedule 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of July 31, 2014.

/s/ DANIEL R. BATY Daniel R. Baty

/s/ STANLEY L. BATY Stanley L. Baty

/s/ BRANDON D. BATY Brandon D. Baty

B.F., LIMITED PARTNERSHIP

By:	COLUMBIA-PACIFIC GROUP, INC., General Partner

By:	/s/ BRANDON D. BATY
Brandon D. Baty, President

COLUMBIA-PACIFIC GROUP, INC.

By:	/s/ BRANDON D. BATY
Brandon D. Baty, President